04031320

RECD S.E.C.
JUN 1 5 2004
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 14 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

PROCESSED
JUN 17 2004
THOMSON
FINANCIAL

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Docouments posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.**

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

---

* Previously furnished.
** Furnished herewith.

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

---

* Previously furnished.

** Furnished herewith.

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: Charles Read
Charles Read
Authorised Representative

TABCORP INVESTMENTS NO.4 PTY LTD

By: Charles Read
Charles Read
Authorised Representative

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Docouments posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.**	9
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
	by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4	

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
	Pty Ltd – Extension of the Offer Period'.*	
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*	
GG	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*	
HH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*	
II	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*	
JJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*	
KK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*	
LL	ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
MM	ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.**	13

* Previously furnished.

** Furnished herewith.

Exhibit 4

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 Australian Securities and Investments Commission (*ASIC*)

2 Tab Limited (ABN 17 081 765 308) (*Tab*)

3 The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 7 July 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

This variation (combined with the previous variations made to the Offers on 17 May 2004 and 31 May 2004) has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this notice. As a result, under section 650E of the Corporations Act, those shareholders may withdraw their acceptance by giving notice to Bidder within 1 month of the day after the day on which they first receive a copy of this notice.

Any notice by a shareholder withdrawing their acceptance of the Offer under section 650E of the Corporations Act must:

(a) if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or

(b) in any other case, be in writing.

Any shareholder withdrawing their acceptance must also return, in accordance with section 650E of the Corporations Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance in this manner and is legally entitled to do so, Bidder must, before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the shareholder any documents that were sent by the shareholder to Bidder with the acceptance of the Offer; and

(b) if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this notice, unless the context requires otherwise.

A copy of this notice was lodged with ASIC on 15 June 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 15 June 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** by:

Matthew Slatter
Director

David Elmslie
Director

ATTENTION TAB SHAREHOLDERS

IT'S LIKE WINNING THE TRIFECTA.

1. RECEIVE CASH*
2. RECEIVE TABCORP SHARES
3. BE PART OF A BIGGER GAME

TAB BOARD UNANIMOUSLY RECOMMENDS YOU ACCEPT TABCORP'S OFFER# – ACT NOW

tablimited TABCORP

ACT NOW – SIGN AND RETURN YOUR ACCEPTANCE FORM.
IF YOU HAVE QUESTIONS CALL 1800 010 202

*TABCORP will increase the cash component of its offer from $2.00 to $2.10 per Tab share if it acquires at least 90% of Tab shares

 # In the absence of a superior offer

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

15 June 2004

Dear Tab shareholder,

On 27 May 2004, TABCORP announced that it would increase the cash component of its takeover offer for Tab by 10 cents per Tab share, conditional on acquiring at least 90% of Tab shares before the end of the offer period.

This means that:

- if TABCORP **acquires at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.10 cash** plus between 0.20 and 0.22 TABCORP shares[1]
- if TABCORP **does not acquire at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be $2.00 cash plus between 0.20 and 0.22 TABCORP shares[1]

The implied value of TABCORP's offer (assuming TABCORP acquires at least 90% of Tab shares before the end of the offer period) is $4.80[2].

Tab's directors now unanimously recommend that you accept TABCORP's offer in the absence of a superior proposal and all of the Tab directors who hold Tab shares intend to accept TABCORP's offer in relation to their shares.

TABCORP has announced that its offer price is now final and will not be further increased, other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP has also enclosed a notice of extension with this letter advising that its offer will now close at 7.00pm (Sydney time) on 7 July 2004 (unless extended further or withdrawn).

Our records indicate that you have not yet accepted TABCORP's offer. I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, or you require a new acceptance form, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

[1] The actual number of TABCORP shares issued to Tab shareholders will depend on TABCORP's share price over a specified pricing period of 10 days. This is explained in Section 10 of the Bidder's Statement dated 2 April 2004 from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

[2] Based on the closing price of TABCORP shares on the ASX on 10 June 2004 and assuming that such a price is applicable when the 10 cents per Tab share increase in the offer consideration occurs

5 Bowen Crescent
Melbourne Australia 3004

Exhibit MM

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

15 June 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

EXTENSION OF THE OFFER PERIOD

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of the following documents:

- A notice pursuant to section 650D of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to an extension of the offer period for Bidder's off-market bid (the ***Offer***) for all of the ordinary shares in Tab Limited (***Tab***).
- A notice pursuant to section 630(2) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms the new date for the giving of notice of the status of the Offer conditions pursuant to section 630(3) of the Corporations Act.

Also attached are copies of documents sent to Tab shareholders together with the notice under section 650D(1) of the Corporations Act, and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab.

Michael Scott
Manager Secretariat and Shareholder Relations
TABCORP Holdings Limited

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 Australian Securities and Investments Commission (*ASIC*)

2 Tab Limited (ABN 17 081 765 308) (*Tab*)

3 The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 7 July 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

This variation (combined with the previous variations made to the Offers on 17 May 2004 and 31 May 2004) has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this notice. As a result, under section 650E of the Corporations Act, those shareholders may withdraw their acceptance by giving notice to Bidder within 1 month of the day after the day on which they first receive a copy of this notice.

Any notice by a shareholder withdrawing their acceptance of the Offer under section 650E of the Corporations Act must:

(a) if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or

(b) in any other case, be in writing.

Any shareholder withdrawing their acceptance must also return, in accordance with section 650E of the Corporations Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance in this manner and is legally entitled to do so, Bidder must, before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the shareholder any documents that were sent by the shareholder to Bidder with the acceptance of the Offer; and

(b) if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this notice, unless the context requires otherwise.

A copy of this notice was lodged with ASIC on 15 June 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 15 June 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** by:

Matthew Slatter	**David Elmslie**
Director	**Director**

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 April 2004 (the ***Offers***) made in accordance with the bidder's statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***), has been extended to 7.00 pm (Sydney time) on 7 July 2004 (unless further extended).
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made.
3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) in approximately 18.26% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 15 June 2004

Matthew Slatter
Director

Corporations Act 2001 (Cth)

Notice under section 630(2)

This notice is given under section 630(2) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder gives notice that the date for giving notice as to the status of the defeating conditions of the Offers pursuant to section 630(3) of the Corporations Act has been postponed by operation of section 630(2) of the Corporations Act, and that the new date for giving notice as to the status of those conditions is 29 June 2004.

As at the date of this notice:

1. The conditions set out in the following sections of the Bidder's Statement have been fulfilled and consequently the Offers are free from those conditions:
    (a) section 10.7(b)(i) – commencement of Totalizator Amendment Act; and
    (b) section 10.7(j)(i) – execution of loan facility agreement.
2. Bidder has freed the Offers from the conditions set out in the following sections of the Bidder's Statement:
    (a) section 10.7(b)(iii) – NSW Racing approval;
    (b) sections 10.7(c)(i) and (ii) – ACCC approval;
    (c) section 10.7(d) – regulatory approvals;
    (d) section 10.7(e) – no regulatory intervention; and
    (e) section 10.7(j)(ii) – funding.
3. Bidder has not freed the Offers from the remainder of the conditions set out in section 10.7 of the Bidder's Statement and, so far as Bidder knows, none of those remaining conditions has been fulfilled, and consequently the Offers remain subject to those remaining conditions.

Dated 15 June 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd:**

Matthew Slatter
Director

ATTENTION TAB SHAREHOLDERS

IT'S LIKE WINNING THE TRIFECTA.

1. RECEIVE CASH*
2. RECEIVE TABCORP SHARES
3. BE PART OF A BIGGER GAME

TAB BOARD UNANIMOUSLY RECOMMENDS YOU ACCEPT TABCORP'S OFFER# – ACT NOW

tablimited TABCORP

ACT NOW – SIGN AND RETURN YOUR ACCEPTANCE FORM.
IF YOU HAVE QUESTIONS CALL 1800 010 202

*TABCORP will increase the cash component of its offer from $2.00 to $2.10 per Tab share if it acquires at least 90% of Tab shares
In the absence of a superior offer

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

15 June 2004

Dear Tab shareholder,

On 27 May 2004, TABCORP announced that it would increase the cash component of its takeover offer for Tab by 10 cents per Tab share, conditional on acquiring at least 90% of Tab shares before the end of the offer period.

This means that:

- if TABCORP **acquires at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.10 cash** plus between 0.20 and 0.22 TABCORP shares[1]
- if TABCORP **does not acquire at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be $2.00 cash plus between 0.20 and 0.22 TABCORP shares[1]

The implied value of TABCORP's offer (assuming TABCORP acquires at least 90% of Tab shares before the end of the offer period) is $4.80[2].

Tab's directors now unanimously recommend that you accept TABCORP's offer in the absence of a superior proposal and all of the Tab directors who hold Tab shares intend to accept TABCORP's offer in relation to their shares.

TABCORP has announced that its offer price is now final and will not be further increased, other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP has also enclosed a notice of extension with this letter advising that its offer will now close at 7.00pm (Sydney time) on 7 July 2004 (unless extended further or withdrawn).

Our records indicate that you have not yet accepted TABCORP's offer. I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, or you require a new acceptance form, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

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[1] The actual number of TABCORP shares issued to Tab shareholders will depend on TABCORP's share price over a specified pricing period of 10 days. This is explained in Section 10 of the Bidder's Statement dated 2 April 2004 from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

[2] Based on the closing price of TABCORP shares on the ASX on 10 June 2004 and assuming that such a price is applicable when the 10 cents per Tab share increase in the offer consideration occurs

5 Bowen Crescent
Melbourne Australia 3004